FILED BY TRIGON HEALTHCARE, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934


                                        SUBJECT COMPANY: TRIGON HEALTHCARE, INC.
                                                     COMMISSION FILE NO: 1-12617


[All-employee memo]

I am pleased to inform you that early today, Trigon Healthcare Inc. and Anthem announced our definitive agreement to merge our two companies. I wanted you to be among the first to hear this news directly from me and know what a wonderful opportunity I believe this to be for both Trigon and Anthem.

Under the agreement, Anthem will acquire all shares of Trigon stock through payment to Trigon's shareholders in either stock or cash. Trigon will become a wholly owned subsidiary of Anthem and become the foundation for a new region known as Anthem Southeast. My new role will be to lead that new region, reporting directly to Anthem's Chief Executive Officer, Larry Glasscock.

Many of you may already know that Anthem is one of the country's largest and most respected health care companies, representing more than 8 million members and approximately 15,000 employees through eight Blue Cross companies in Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada and Maine. Together, we will be the fifth largest health care company in the nation, with approximately $13 billion in revenues and more than 10 million members.

We are very excited to have the opportunity to bring together two such fine companies as Trigon and Anthem. We feel there is a superb strategic fit between our two companies, and equally importantly, a superb cultural fit. Like Trigon, Anthem puts the customer first and focuses on excellence in service and operations. We see many areas for collaboration and sharing of best practices.

Our combined financial strength and expertise will enable us to deliver greater value to customers, employees and shareholders in the future. With the expertise Trigon employees bring to the table and the greater resources of the larger Anthem organization, we expect new opportunities for our employees and new prospects for job growth in Virginia. As the headquarters for Anthem Southeast, we are well positioned to play a health care leadership role in the region.

Unfortunately, today's events require me to be in New York, but I will be back in Virginia tomorrow, along with Anthem CEO Larry Glasscock, to conduct employee meetings and answer your questions. A schedule of meeting times and places is attached.

In the meantime, the details of our agreement are included in the attached letter, along with the slides that will be presented to analysts this morning. You'll note that the press release also includes our first quarter 2002 financial report, which shows strong earnings--another wonderful message to be able to deliver.

We will be discussing both the transaction details and the earnings results on a phone call with the analyst community this morning. While logistics and technology make it impossible for employees to listen to the analyst call live, I hope you will find an opportunity to listen to the replay that will be available throughout the next week. You can access the replay by calling 888-203-1112, pass-code 335322.

I want to thank you for your part in continuing to make Trigon a strong and vital company. In the past five years, we have gained a national reputation as one of the best-run health plans in the country, and each of you has contributed to that success. This new partnership will enable us to continue to build upon that outstanding track record, both here in Virginia and within the Southeast and Mid-Atlantic region.


I look forward to meeting with you later this week.

Tom Snead



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

This letter contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to integrate successfully our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to review carefully and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This letter may be deemed to be solicitation material in respect of the proposed acquisition of Trigon by Anthem. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed by Anthem with the SEC and a proxy statement on Schedule 14A and other relevant documents will be filed by Trigon with the SEC. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents for free both on the SEC's web site (www.sec.gov) and from Anthem and Trigon's respective corporate secretaries.

PARTICIPANTS IN SOLICITATION

Trigon, Anthem, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the identity of Anthem's participants in the solicitation and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus. Information about the directors and executive officers of Anthem and their ownership of Anthem common stock is set forth in the proxy statement for Anthem's 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2002. Information concerning Trigon's participants in the solicitation is set forth in Trigon's Current Report on Form 8-K filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed transaction will be included in the final joint proxy statement/prospectus.